Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited

ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Roger Aston

Date of last notice	3 January 2007

Date that director ceased to be director	1 May 2007

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

5,718,586 Ordinary Fully Paid Shares
500,000 Unlisted options for ordinary shares @ 61 cents expiring 31 December 2007
549,111 Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Equity (Trust) Jersey Ltd (Beneficial Owner)	1,475,000	Ordinary Full Paid Shares escrowed for a period of 6 months from the completion of the CDS acquisition.

Newtonmore Biosciences Pty Ltd	500,000	Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 3 - Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	30/9/2001